Mail Stop 3561

September 15, 2009

Elli Levinson-Sela, General Counsel
Blue Square-Israel Ltd.
2 Amal Street
Rosh Ha'ayin 48092
Israel

> **Re:** **Blue Square-Israel Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 29, 2009**
> **File No. 1-14426**

Dear Mr. Levinson-Sela:

 We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

1. Please ensure that your submissions made on EDGAR reference the appropriate file number. In this regard, we note that your cover page references file number 1-14426 and yet your submission has been made under file number 333-05024. It appears that you should be using 1-14426 which is the file number associated with your Form 8-A filed on July 17, 1996.

Liquidity and Capital Resources, page 74

2. We note your statement on page 74 that you have generally generated sufficient cash from your operations to satisfy your operating requirements. Please also state whether, in your opinion, your working capital is sufficient for your present requirements, and, if not, how you propose to provide the additional working capital needed. Refer to Item 5(B)(1)(a) of Form 20-F.

3. We note your statement on page 75 that your other sources of liquidity consist of long-term and short-term borrowing from banks. Please revise to elaborate upon how much of your long- and short-term debt is available to you and, of the amount still outstanding, what the repayment terms are. Refer to Item 5.B.1.(c) of Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2008

Item 15. Controls and Procedures, page 156

4. Please note that the definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e) does not limit information required to be disclosed to material financial and non-financial information. In future filings, please revise your definition of disclosure controls and procedures to comply with Exchange Act Rules 13a-15(e) and 15d-15(e).

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

5. Please refer to your response to comment four in our letter dated July 19, 2007 submitted on September 5, 2007. In the response you indicated that the report provided in future filings would refer to the standards, as opposed to the auditing standards, of the Public Accounting Oversight Board (United States). Please revise. Refer to PCAOB Auditing Standard No. 1.

Notes to Consolidated Financial Statements, page F-11

6. Please tell us in detail how you applied the guidance in IAS 14 in identifying business segments and reportable segments for which segment information is required to be disclosed by the standard.

Note 2 – Summary of Significant Accounting Policies, page F-11,

h. Impairment of non-financial assets, F-16

7. Please tell us the factors you consider in identifying whether the cash inflows of one store are dependant on the cash inflows of another store in the same

Elli Levinson-Sela
Blue Square-Israel Ltd.
September 15, 2009
Page 3

geographic area and why it's appropriate to aggregate the stores when applying the impairment test described in paragraph 88 of IAS 36.

t. Employee benefits, page F-22

2) Provision for unutilized sick leave, page F-23

8. Please tell us your basis in IFRS for recognizing actuarial gains and losses from measurement of long-term sick leave benefits outside of profit and loss. Refer to paragraphs 10-16 and 126-127 of IAS 19.

5) Share-based payment, page F-24

9. Please tell us your basis in IFRS for recognizing the corresponding credit side of share-base payment transactions in accumulated deficit as opposed to additional paid-in capital.

v. Revenue recognition, page F-25

10. We note that a significant portion of the operations of Bee Group are conducted by franchisees. Please disclose your revenue recognition accounting policy for franchise fees or tell us why such disclosure is not relevant to an understanding of your financial statements. Refer to IAS 1 and IAS 18.

1) Sale of goods, page F-25

11. Please tell us your basis in IFRS for recognizing revenue related to gift certificates when the likelihood that the customer will redeem the certificate becomes remote. Also tell us how you apply this policy. For example, explain whether you recognize revenues from unredeemed gift certificates after a specific period of time or whether you amortize an estimate of unredeemed amounts into revenues over a specified period of time and, if so, the methods used. In addition, tell us the historical information that supports your recognition policy.

Note 5 – Business Combinations, page F-36

a. Acquisitions, page F-36

12. We note your accounting policy regarding transactions with minority interests on page F-13 and that you recognized goodwill in amounts equal to the excess of cost over the carrying amount of the minority interests of Bee Group acquired in 2007 and 2008. Please tell us the IFRS guidance that supports your accounting policy or otherwise tell us the basis for your accounting policy.

13. Please tell us why you have not provided the disclosures required by paragraphs 66(f), (h) and (i) of IFRS 3 (as amended up to December 31, 2006) for each

acquisition, including those achieved in stages, or in the aggregate pursuant to paragraph 68 of IFRS 3 (as amended up to December 31, 2006). Please also address the applicability of the disclosure requirements in paragraphs 69, 70 and 75 of IFRS 3 (as amended up to December 31, 2006) in your response.

b. Bee Group Reorganization, page F-38

14. Please tell us how you accounted for each of the transactions consummated in connection with the reorganization of Bee Group citing relevant IFRS guidance. In doing so, please address the basis for recognizing a gain and increase in goodwill as a result of the decrease in holdings of Na'aman.

Note 15 – Share Capital and Premium, page F-52

15. Please tell us how to reconcile the amount of equity from the issuance of shares upon conversion of convertible debentures disclosed in the table on page F-52 to the par value of the debentures disclosed in fourth paragraph on page F-53.

Share option plans, page F-53

16. We note your disclosure that option exercise prices per share granted to employees and managers were adjusted following the dividend distribution in October 2008. We also note your disclosure regarding adjustments in the event of bonus share distributions and dividends in regard to share options plans in subsidiaries. Please tell us your basis for taking the estimated dividend yield into account when measuring the fair value of options entitling holders to dividends or dividend equivalents. Refer to paragraph B32-B 34 of IFRS 2.

Note 19 – Loans From Banks, Debentures and Convertible Debentures, page F-58

2) Debentures and convertible debentures, page F-60

d. Debentures and convertible debentures of the Company, page F-61

17. We note your disclosures in item (2) of item (3) - other terms on page F-62 regarding EDITDA and fixed asset ratios as of the end of the period. We note similar disclosures in Item 8 on page 129. Please tell us whether the International Accounting Standards Board or another standard-setter requires or expressly permits these financial measures to be disclosed in the notes to your financial statements. If not, it appears that the exemption from the prohibitions under Item 10(e)(1)(ii) of Regulation S-K is not available and that the ratios should not be presented in the notes to financial statements. Rather, you should present the ratios in Item 5 and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please advise.

Note 28 – Income Tax Expenses, page F-70,

f. The effect of adopting IFRS on tax liability, page F-72

18. Please explain to us why financial statements drawn up under IFRS might present financial position, operating results and cash flows that are significantly different from those presented in the financial statements. If relevant, tell us the effect on the financial statements of your policy of computing income tax balances based on Israeli accounting standards.

Note 29. – Earnings Per Share, page F-73

19. Please disclose instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive. Refer to paragraph 70(c) of IAS 33.

Note 32. – Commitments, page F-77

20. Please tell us the IFRS guidance that supports your accounting for the investment in Diners Israel, loan from CAL and the agreement to purchase the right to participate in the income of Diners.

Exhibits 12.(a).1 and 12.(a).2

21. Your certifications should appear exactly as set forth in Form 20-F. In this regard, we note that you changed the word "company" to "registrant" throughout your certifications. We also note that the certification signed by Dror Moran inaccurately identifies him as your Chief Executive Officer. Please revise.

Form 6-K Filed May, 26, 2009

22. It appears that this report is incorporated by reference in your registration statement on Form S-8 filed February 12, 2008. When you disclose financial measures, such as EBITDA and EBITDA margin, we believe that you should provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please do so in future reports on Form 6-K that are incorporated by reference in a registration statement or tell us why you believe Item 10(e) of Regulation S-K is not applicable to your facts and circumstances. Refer to Question 31 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (Non-GAAP FAQ), which is available on our website—www.sec.gov.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Anthony Watson, Staff Accountant, at (202) 551-3318 or in his absence Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. You may contact Chris Chase, Staff Attorney, at (202) 551-3485 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 if you have questions regarding the remaining comments. Please contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director